SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MAY 2003

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                                IXOS SOFTWARE AG
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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _x_   Form 40-F ___


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__   No_x_



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: May 6, 2003



                                            IXOS SOFWARE AKTIENGESELLSCHAFT


                               By /s/ Robert Hoog
                                  ----------------
                                  Robert Hoog
                                  Chief Executive Officer


                                         and

                                By /s/Peter Rau
                                  -----------------------------
                                  Peter Rau
                                  Chief Financial Officer